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Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

FEB 26 2016
Washington DC
403

SEC FILE NUMBER
8- 68218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: avatar Capital Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center - 32nd Floor
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Guttilla, PC
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue - 25th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John C. Kuhn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avatar Capital Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None noted



Signature

CEO
Title



Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avatar Capital Group LLC
(A Wholly Owned Subsidiary of FXDirectDealer, LLC)
Statement of Financial Condition with Report of Independent
Registered Public Accounting Firm
For the Year Ended December 31, 2015

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

Year Ended December 31, 2015

Contents

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Avatar Capital Group, LLC

We have audited the accompanying statement of financial condition of Avatar Capital Group, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
New York, New York
February 23, 2016

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Statement of Financial Condition

December 31, 2015

Assets	
Cash	$ 831,158
Securities owned, at market value	18,904
Commissions receivable	189,204
Deposit at clearing broker	100,000
Fixed assets, net	79,265
Prepaid expenses and other assets	28,382
Total assets	$ 1,246,913
Liabilities and member's capital	
Liabilities:	
Accrued expenses	$ 132,820
Due to Parent	15,672
Total liabilities	148,492
Member's capital	1,098,421
Total liabilities and member's capital	$ 1,246,913

The accompanying notes are an integral part of these financial statements.

Avatar Capital Group LLC

(A Wholly Owned Subsidiary of FXDirectDealer, LLC)

Notes to Financial Statements

December 31, 2015

1. Organization

Avatar Capital Group LLC (the Company) was formed on March 16, 2009, in Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, where its Certificate of Formation was filed with the office of the Secretary of State. The Company is a wholly-owned subsidiary of FXDirectDealer, LLC (FXDD or the Parent).

The Company is a registered broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a broker-dealer of corporate fixed income and government securities. The Company commenced trading operations on November 1, 2010. All corporate fixed income and government securities transactions are cleared through Pershing, LLC (the Clearing Broker). Starting in 2013, the Company is also an inter-dealer broker of credit derivative swaps on a fully disclosed, name give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Offsetting

The Company presents on a net basis certain receivables and payables when the requirement of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Subtopic 210-20 *Offsetting* are met.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements and accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Fixed Assets

Equipment is stated at cost and depreciated on a straight-line basis over their estimated useful life of three years.

Maintenance and repairs, which do not extend the useful lives of the respective assets, are charged to expense as incurred.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. There has been no impairment as of December 31, 2015.

Revenue Recognition

All securities transactions and the related revenues and expenses are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis. Included in commission revenue are revenues derived from matched principal transactions.

Commissions Receivable

Commissions receivable represent amounts due from the Clearing Broker and amounts due from customers for the billing of brokerage on emerging market credit default swaps on a name give up basis. The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. As of December 31, 2015, no allowance for doubtful accounts was considered necessary.

Securities Owned

Securities owned represent municipal bonds. The bonds are valued using inputs other than quoted prices that are observable for the asset either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active.

2. Significant Accounting Policies (continued)

Cost and fair value of securities owned at December 31, 2015 are as follows:

Municipal bonds - cost	$56,093
Unrealized loss - gross	(37,189)
Fair value	$ 18,904

Investments

The Company accounted for investments at cost when the Company's ownership interest was less than 20% and under the equity method of accounting, when the Company held 20% or more ownership interest that gave it the ability to exercise significant influence over operating and financial policies of the investee. Under the equity method of accounting, the Company adjusted the carrying amount of the investment for its share of the earnings or losses of the investee and reported the recognized earnings or losses in the statement of operations.

3. Related-Party Transactions

FXDD provides accounting, administrative and technology services and facilities to the Company under a service agreement and, in turn, charges a fixed monthly administration fee. For the year ended December 31, 2015, these fees amounted to $60,000. These amounts are included in administrative expenses on the statement of operations. Additionally, the Company reimburses FXDD for salaries and other expenses paid by FXDD on behalf of the Company. For the year ended December 31, 2015, these expenses amounted to $1,355,598, of which $980,899 is included in Compensation and benefits, with the remainder included in Communications, Professional fees, and Other expenses on the statement of operations. Included in due to Parent on the statement of financial condition is $15,672, relating to salaries and other expenses paid by FXDD on behalf of the Company.

4. Investment in Affiliate

Investment in affiliate consisted of the following; (1) a 23% interest in an affiliated limited liability company and (2) an investment in a financial interest in a gross revenue stream of the affiliate. In 2015, the Company received a total of $23,991 from the gross revenue stream and is included in revenue on the statement of operations. On April 30, 2015, the Company distributed the investment to FXDD at its net book value of $100,000.

5. Fair Value Measurements

In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

- *Level 1:* Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active;
- *Level 3:* Inputs to the valuation that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that observable, or inputs that are derived principally from or corroborated by observable market data.

The fair value of municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

5. Fair Value Measurements (continued)

The following is a summary of the financial assets measured at fair value as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total
Securities Owned				
Municipal Bonds	$ -	$ 18,904	$ –	$ 18,904
	$ -	$ 18,904	$ –	$ 18,904

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2015.

6. Fixed Assets

Fixed asset as of December 31, 2015:

Equipment	$ 97,676
Less: accumulated depreciation	(18,411)
Fixed assets, net	$ 79,265

7. Member's Capital

The Company made a distribution of capital to the Parent in the amount $100,000 on April 30, 2015 (see Note 4) and $1,100,000 on October 13, 2015. Pursuant to NYSE Arca Rules 4.2(d) and 4.3(d) and pursuant to SEC Rule (SEC) 15c3-1(e)(1), the Company provided notice to FINRA and the SEC of the equity withdrawals.

In addition, the Parent made a contribution to the Company in the amount of $400,000 on August 24, 2015 and $600,000 on August 25, 2015.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The minimum net capital requirement is calculated as the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

8. Net Capital Requirements (continued)

The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital could be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends, and other equity withdrawals are subject to certain notification requirements and restriction provisions of the Rule. At December 31, 2015, the Company had net capital of $944,765, which was $844,765 in excess of its required net capital of $100,000.

9. Concentration of Credit Risk

At December 31, 2015, the Company's cash was held at a major financial institution in a non-interest bearing account. During the year, there were times when cash balances were in excess of the amounts insured by the Federal Deposit Insurance Corporation of up to $250,000. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2015, the amount in excess of insured limits was $581,158.

Commissions receivable represent amounts due from the Clearing Broker and institutional clients. At December 31, 2015, $144,229 of commissions receivable is due from a Clearing Broker and $44,975 is due from institutional clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The maximum amount of loss at December 31, 2015, is equivalent to $189,204.

10. Deposit at Clearing Broker

Cash held on deposit with the Clearing Broker represents the minimum balance required to be maintained in order to utilize clearing services. This balance is subject to withdrawal restrictions such that the Company would be prohibited from doing business with the Clearing Broker if the minimum cash or security balance on deposit is not maintained. At December 31, 2015, deposits at the Clearing Broker consisted of cash of $100,000.

11. Loan Receivable

In October 2014, the Company loaned a former employee of Tradition Asiel Securities, Inc (an affiliate of FXDD) $71,188. The loan bore interest at the rate of 3% per annum. The loan matured on October 1, 2015 and was paid in full on October 14, 2015.

12. Commissions Sharing Agreement

On October 1, 2015, the Company entered into an commission sharing agreement with Marv Capital Inc (the Agreement). Under the terms of the Agreement, Marv Capital Inc will introduce certain institutional clients to the Company to execute their municipal securities transactions, and the Company agrees to pays Marv Capital the greater of 10% of the gross revenue from such municipal securities transactions or a minimum payment of $15,000 per month. Additionally, the Company agrees to make an additional monthly payment of 62% of gross revenue earned from the municipal securities transactions to Marv Capital. This additional revenue share amount is subject to review and renewal on a monthly basis. For the year ended December 31, 2015, the Company generated $164,654 in gross revenue from the municipal security activities and paid $139,687 to Marv Capital. The gross revenue is included in commission revenue and the fees and commissions paid are included in third party commissions on the statement of operations. The Company owed Marv Capital $58,537 at December 31, 2015 and the amount is included in accrued expenses.

13. Employee Benefits

The Company participates in FXDD Savings and Investment Plan (Plan). The Plan covers substantially all employees who qualify as to age, length of service and employment date. The Company contributes 40% of each participant's pre-tax contribution, subject to maximum of 6% of the participant's eligible compensation. In 2015, participants could contribute up to a maximum of $18,000 with an additional $6,000 catch-up contribution for employees over 50 years old. The employer contribution for the year ended December 31, 2015 was $13,214 and is included in compensation and benefits on the statement of operations.

14. Guarantees

The Company applies the provisions of FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 requires a guarantor to recognize, at the inception of a guarantee, the fair value of the obligation undertaken in issuing certain guarantees. At December 31, 2015, the Company had no guarantees.

The Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2015, there were no customer balances maintained by the Clearing Broker and, therefore, no balances were subject to such indemnification. In accordance with applicable margin lending practices, customer

14. Guarantees (continued)

balances are typically collateralized by customer securities or supported by other types of recourse provisions.

15. Income Taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the Company's Parent for tax purposes. The Company is considered to be a disregarded entity and does not file income tax returns in any jurisdiction. No provision for income taxes is provided in the Company's financial statements. The Company's Parent is a limited liability company that is subject to New York City Unincorporated Business Tax.

The Company adopted the provisions of FASB ASC 740 Subtopic 05 *Accounting for Uncertainty in Income Taxes*. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine its Parent's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2012 are no longer subject to examination by tax authorities.

16. Contingencies

The Company has no contingencies that would materially affect the Company's financial position or results of operations.

17. Subsequent Events

The Company has evaluated subsequent events through February 23, 2016, the date these financial statements were available to be issued and has noted no other significant events since the date of the statement of financial condition.